NO ACT

PE 1-8-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10010722

March 5, 2010

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-10

Re: Comcast Corporation
Incoming letter dated January 8, 2010

Dear Mr. Aaronson:

This is in response to your letters dated January 8, 2010 and February 10, 2010 concerning the shareholder proposal submitted to Comcast by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

March 5, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Comcast Corporation
Incoming letter dated January 8, 2010

The proposal urges that the board take the steps necessary to amend the articles of incorporation to require that an independent director, who has not previously served as an executive officer of Comcast, be its chairman.

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-(i)(3).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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William H. Aaronson

Davis Polk & Wardwell LLP
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212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 10, 2010

Re: ***Shareholder Proposal Submitted by AFL-CIO Reserve Fund***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to supplement our letter of January 8, 2010 (the "**Letter**"), relating to the proposal (the "**Proposal**") submitted by the AFL-CIO Reserve Fund (the "**Proponent**"). In the Letter, we notified the Securities and Exchange Commission (the "**Commission**") of the Company's intention to omit the Proposal and related supporting statement from the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") on the grounds set forth in Rule 14a-8(i)(3) and requested that the Staff of the Division of Corporation Finance (the "**Staff**") confirm that it will not recommend any enforcement action to the Commission if Comcast omits the Proposal and related supporting statement from its 2010 Proxy Materials. In response to the Letter, the Proponent submitted a letter dated February 4, 2010 to the Commission (the "**Response Letter**"). We now submit this letter in reply to the Response Letter.

In the Response Letter, the Proponent argues that the Proposal is not impermissibly vague and indefinite because "the meaning of the words 'independent director' are clear and are carefully defined by the Company's proxy," and that the "Proposal incorporates Comcast's definition of 'independent director' because it makes no reference or attempt to define those words." We believe this argument is flawed.

As an initial matter and as noted in the Letter, the Proposal fails to define the standard of independence that would be utilized in selecting a Chairman, rendering the standard of independence and the Proposal subject to varying interpretations. The Response Letter concedes this point by stating explicitly that the Proposal "makes no reference or attempt to define" the term "independent director". Without defining this standard, the Proposal is vague and indefinite such that shareholders voting on the Proposal would be unable to determine what action the Proposal would require if it was adopted.

The Proponent maintains that through its silence the Proposal implicitly "incorporates [Comcast's] own definition of 'independent director'", namely the corporate governance standard applicable to Comcast by virtue of its exchange listing, NASDAQ Stock Market Rule 4200 ("**Rule 4200**"). However, the Proposal does not mention or incorporate by reference Rule 4200 or Comcast's Corporate Governance Guidelines, and there is no reason to believe that shareholders would understand Rule 4200 to be the "default" standard in the context of the Proposal. In fact, many similar proposals have referenced definitions of independence other than the issuer's applicable exchange rule, such as the definition set forth by the Council of Institutional Investors, increasing the likelihood that shareholders will not know how to interpret the Proposal or will interpret it differently.

Furthermore, the fact that Comcast discusses the independence of its directors under Rule 4200 in a separate section of the 2010 Proxy Materials is not relevant to the question of whether the Proposal, within its four corners, is vague. We believe that, because the Proposal fails to specify a standard of independence, the Staff should follow its previous positions permitting exclusion of similar proposals under Rule 14a-8(i)(3) as a violation of Rule 14a-9 where the standard set forth was unclear, or in this case, missing altogether. See *The Boeing Corporation* (February 10, 2004); see also *Wyeth* (March 19, 2009); *Citigroup, Inc.* (April 21, 2009); *PG&E Corp.* (March 7, 2008); *Schering-Plough Corp.* (March 7, 2008); and *JPMorgan Chase & Co.* (March 5, 2008).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William Aaronson

William H. Aaronson

cc: Daniel F. Pedrotty
AFL-CIO Reserve Fund

Arthur R. Block
Comcast Corporation

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Comcast Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Comcast Corporation ("Comcast" or the "Company"), by letter dated January 8, 2010, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to Safeway urges:

> the Board of Directors (the "Board") to take the steps necessary to amend the Company's articles of incorporation to require that an independent director, who has not previously served as an executive officer of the Company, be its Chairman.
>
> The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent chairman if the current chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as chairman.

Comcast's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company, apparently ignoring the fact that its own proxy materials annually define the words "independent director," claims that the Proposal is materially false or misleading, and is therefore excludable pursuant to Rule 14a-8(i)(3) because the Proposal incorporates the Company's own definition of "independent director."

The Proposal is neither false nor misleading, since the meaning of the words "independent director" are clear and are carefully defined by the Company's proxy.

II. The Proposal is neither false nor misleading and may not be excluded pursuant to Rule 14a-8(i)(3) because it is precisely drafted and incorporates the Company's own definition of "independent director" as those words appear in Comcast's proxy materials.

Comcast wrongly argues that the Proposal, which would appear in its 2010 proxy materials, "fails to define the standard of independence that would be utilized in selecting a Chairman, rendering the standard of independence and the Proposal subject to varying interpretations." The Company, however, fails to acknowledge that the Proposal employs the same words "independent director," that are carefully defined in the Company's own proxy materials where the Proposal would appear. The Proposal incorporates Comcast's definition of "independent director" because it makes no reference or attempt to define those words.

Comcast's 2009 proxy materials, for example, define "independent director" as follows:

> the director independence definition [is] specified in our corporate governance guidelines, which are posted under the "Governance" section of our Web site, www.cmcsa.com or www.cmcsk.com, and in accordance with applicable NASDAQ Global Select Market rules.[1]

Comcast's Corporate Governance Guidelines specify that:

> A majority of the Board shall consist of independent directors. The Board defines an "independent" director in accordance with the NASDAQ requirements for independent directors (NASDAQ Stock Market Rule 4200).[2]

NASDAQ Stock market Rule 4200[3] states:

---

[1] Comcast 2009 Proxy Statement, p. 7.

[2] Comcast Corporation Corporate Governance Guidelines, http://www.cmcsa.com/govdocs.cfm?DocumentID=5989 (accessed February 3, 2010).

[3] NASDAQ Stock Market Rule 4200
http://www.nasdaq.com/about/CorporateGovernance.pdf (accessed February 3, 2010).

4200A. Definitions

The director independence requirements set forth in Rule 4200A(a)(14) shall continue to apply to any company until Rule 4200(a)(15) becomes effective for such company, as set forth in Rule 4350(a)(5).

(a) For purposes of the Rule 4000 Series, unless the context requires otherwise:
(14) "Independent director" means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(A) a director who is employed by the corporation or any of its affiliates for the current year or any of the past three years;
(B) a director who accepts any compensation from the corporation or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;
(C) a director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;
(D) a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the corporation made, or from which the corporation received, payments (other than those arising solely from investments in the corporation's securities) that exceed 5% of the corporation's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;
(E) a director who is employed as an executive of another entity where any of the company's executives serve on that entity's compensation committee.

The more than four hundred words reprinted above from Comcast's own proxy materials, and the references contained therein, are a precise definition of what the Company and the Proposal mean when they use the words 'independent director." The Proposal makes no other references to another standard of director independence. Consequently, it cannot mean anything but what is defined in the Comcast proxy materials.[4]

The Proposal, of course, will appear in the very same proxy materials containing the definition of "independent director." Comcast shareholders will know with reasonable certainty

---

[4] Nor could the Proposal comply with the 500 word limit if it reprinted each and every word used by Comcast to define "independent director."

precisely what is meant by the Proposal because it appears in and relies upon the same Company's proxy materials that define the terms "independent director." *See* Staff Legal Bulletin 14B (CF) (September 15, 2004).

The Company, however, chooses to ignore these facts and attacks the Proposal as if it were a document presented to shareholders completely independent of its proxy materials. Comcast cites several decisions that are inapposite. Each involved proposals that imprecisely defined the standard of independence at issue in the proposal. For example, *The Boeing Corporation*, 2004 SEC No-Act. LEXIS 280 (February 10, 2004), and *Wyeth* 2009 SEC No-Act. LEXIS 283 (March 19, 2009), involved proposals that attempted to use the Council of Institutional Investors' definition of "independent director" to affect a by-law change. The Proposal before Comcast uses the same definition that Comcast uses in its own proxy materials.

III. Conclusion

Comcast has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is clear and relies upon the same definition of "independent director" that Comcast uses itself in its proxy materials. The Proposal may not be excluded under Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: William H. Aaronson, Davis Polk & Wardwell LLP

New York
Menlo Park
Washington DC
London
Paris
Madrid
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Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 8, 2010

Re: ***Shareholder Proposal Submitted by AFL-CIO Reserve Fund***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from the AFL-CIO Reserve Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2010 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2010 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 9, 2010. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

The Proposal requests that the Company's Board of Directors "take the steps necessary to amend the Company's articles of incorporation to require that an independent director, who has not previously served as an executive officer of the Company, be its Chairman."

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2010 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Rule and Analysis

Rule l4a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the SEC's proxy rules and regulations, including Rule l4a-9. Rule 14a-9 prohibits (1) the making of false or misleading statements in proxy soliciting materials or (2) the omission of any material fact necessary to make statements contained therein not false or misleading. Under Rule 14a-8(i)(3), the SEC has consistently recognized that a vague and indefinite shareholder proposal is inherently misleading in violation of Rule 14a-9, and is therefore excludable, because shareholders voting on the proposal would not be able to determine with reasonable certainty precisely what action or measures would be required if the proposal is adopted. See *Staff Legal Bulletin No. l4B (CF)* (September lS, 2004); *Wendy's International. Inc.* (February 24, 2006); *Bank of America* (February 17, 2006); *The Ryland Group, Inc.* (January 19, 2005); and *Peoples Energy* (November 23, 2004). In this context, the SEC has repeatedly found that a proposal is vague and indefinite, and therefore subject to exclusion under Rule 14a-8(i)(3), where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12,1991).

As stated above, Proposal requests that shareholders "take the steps necessary to amend the Company's articles of incorporation to require that an independent director, who has not previously served as an executive officer at the Company, be its Chairman" (emphasis added). The linchpin of the Proposal is the concept of an "independent" director. However, the Proposal fails to define the standard of independence that would be utilized in selecting a Chairman, rendering the standard of independence and the Proposal subject to varying interpretations. The SEC has repeatedly found the existence of this flaw in similar proposals to be grounds for their exclusion under Rule 14a-8(i)(3). In *The Boeing Corporation*, the SEC found that a proposal requiring that the chairman of the board be independent according to the 2003 Council of Institutional Investors definition was impermissibly vague and indefinite because it failed to disclose to shareholders a sufficient definition of "independent" director that applied. See *The Boeing Corporation* (February 10,2004); see also *Wyeth* (March 19,2009); *Citigroup, Inc.* (April 21, 2009); *PG&E Corp.* (March 7, 2008); *Schering-Plough Corp.* (March 7,2008); and *JPMorgan Chase & Co.* (March 5, 2008) (where proposals to adopt bylaws requiring that an "independent" lead director be elected using the Council of Institutional Investors' standard of independence were excluded under Rule 14a-8(i)(3) as vague and indefinite). The Proposal actually suffers from an even greater defect than the proposals submitted in *Wyeth*, *Citigroup*, *PG&E Corp.*, *Schering-Plough Corp.*, *JPMorgan Chase & Co.* and *The Boeing Corporation*. In the cited cases, the shareholders actually identified some standard of independence in their proposals (the one set forth "by the Council of Institutional Investors"). In Wyeth and Citigroup, in an effort to further clarify this standard, the shareholders also included a summary of the Council of Institutional Investors' definition of "independent" ("simply an independent director is a person whose directorship constitutes his or her only connection to the Company"). Nevertheless, the SEC agreed that the standard set forth in each of those proposals was still so vague and indefinite such that shareholders voting on the proposals would be unable to determine what action the proposals would require if they were adopted. The Proposal fails to include any standard of independence at all. Accordingly, as with each of the each of above-cited proposals that were excluded under Rule 14a-8(i)(3), this flaw renders the Proposal so inherently vague and indefinite that it is misleading and therefore may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

cc: Daniel F. Pedrotty
AFL-CIO Reserve Fund

Arthur R. Block
Comcast Corporation

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2009

Sent by FAX and UPS Next Day Air

Mr. Arthur R. Block, Secretary
Comcast Corporation
1 Comcast Center
Philadelphia, Pennsylvania 19103

Dear Mr. Block:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Comcast Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,171 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

RESOLVED: That stockholders of Comcast Corporation (the "Company"), urge the Board of Directors (the "Board") to take the steps necessary to amend the Company's articles of incorporation to require that an independent director, who has not previously served as an executive officer of the Company, be its Chairman.

The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent chairman if the current chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as chairman.

Supporting Statement

We believe it is the responsibility of the Board to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer ("CEO"), in directing the corporation's business and affairs.

The Millstein Center for Corporate Governance and Performance at the Yale School of Management and the Chairmen's Forum endorsed a policy in March 2009 calling on U.S. public companies to separate the roles of chairman of the board and CEO. An independent chairman "curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and the CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board," the policy notes.

We believe that when the top executive serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. Andrew Grove, former chairman and CEO of Intel Corporation, recognized this and relinquished the CEO's position. "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (*Business Week*, November 11, 2002.)

Comcast's articles of incorporation personally name Brian Roberts as Chairman. We believe that this unique provision—combined with Comcast's dual class stock that provides Brian Roberts a non-dilutable one-third vote despite owning less than one percent of all of Comcast's outstanding voting shares—reduces management's accountability to shareholders. In our opinion, the designation of a presiding director as required by the NASDAQ listing standards is simply not an adequate substitution for a truly independent board chair that has no other connection to the Company.

We believe an independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board.

We urge you to vote FOR this resolution.